Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-142721
CALCULATION OF REGISTRATION FEE

Title of each class of		Maximum Aggregate	Amount of
securities to be registered	Amount to be Registered	Offering Price	registration fee

Common Shares, par value NT$10 per share	1,200,000,000(1)	$2,563,200,000	$78,691(2)

(1)	This amount includes all common shares represented by American depositary shares initially offered and sold outside the United States but that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the common shares are first bona fide offered to the public. The common shares are not being registered for the purpose of sales outside the United States.

(2)	The filing fee of $78,691 is calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Taiwan Semiconductor Manufacturing Company Limited
(Incorporated as a company limited by shares in the Republic of China)

240,000,000 American Depositary Shares Representing 1,200,000,000 Common Shares

       This is a global offering of 240,000,000 American depositary shares, or ADSs, representing common shares of Taiwan Semiconductor Manufacturing Company Limited, or Taiwan Semiconductor. Koninklijke Philips Electronics N.V., or Philips, our selling shareholder, is selling all of the ADSs being offered in this offering. We will not receive any proceeds from the sale of ADSs by Philips. The ADSs are not being offered in the Republic of China, or R.O.C. Each ADS represents five common shares, par value NT$10 per share, of Taiwan Semiconductor. The ADSs are evidenced by American depositary receipts, or ADRs. Some of the underwriters are expected to offer the ADSs through their respective selling agents.
       Our ADSs are listed on The New York Stock Exchange under the symbol “TSM”. The last reported sale price of the ADSs on The New York Stock Exchange on May 17, 2007 was US$10.68 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the symbol “2330”. The closing price of our common shares on the Taiwan Stock Exchange on May 17, 2007 was NT$67.70 per share, which is equivalent to approximately US$2.03, assuming an exchange rate of NT$33.37=US$1.00.
       See “Risk Factors” beginning on page 15 to read about factors you should consider before buying the ADSs.

       Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS		Total

Initial price to public	US$	10.6800	US$	2,563,200,000
Underwriting discount	US$	0.1869	US$	44,856,000
Proceeds, before expenses(1), to the selling shareholder	US$	10.4931	US$	2,518,344,000

(1)	The underwriters have agreed to pay certain expenses of Taiwan Semiconductor and the selling shareholder in connection with this offering. For more information, see “Underwriting”.

       The underwriters expect to deliver the ADRs evidencing the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on or about May 23, 2007.

Sole Global Coordinator
Goldman Sachs International

Joint Bookrunners

Goldman Sachs International	JPMorgan

Co-Managers

ABN AMRO Rothschild	Banc of America Securities LLC

Citi	CLSA Asia-Pacific Markets

Credit Suisse	HSBC
Prospectus dated May 17, 2007.

THESE SECURITIES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF CHINA, EXCEPT AS PERMITTED BY APPLICABLE LAW OF THE REPUBLIC OF CHINA.

       In any member states of the European Economic Area (“EEA”) that has implemented Directive 2003/71/ EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Directive.
       This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the EEA, from the requirement to produce a prospectus for offers of the ADSs. Accordingly any person making or intending to make any offer within the EEA of the ADSs should only do so in circumstances in which no obligation arises for us, the selling shareholder or the underwriters to produce a prospectus for such offer. None of such persons have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final placement of ADSs contemplated in this prospectus.
       Each person in a member state of the EEA that has implemented the Prospectus Directive (each, a “Relevant Member State”) who receives any communication in respect of, or who acquires any ADSs under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling shareholder and us that:

•	It is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive;

•	In the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive:

•	The ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of Goldman Sachs International has been given to the offer or resale; or

•	Where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.
       For the purposes of this representation, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to Qualified Investors who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, (Financial Promotion) Order 2005 as amended (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs

i

will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
       All references to “we,” “us,” “our” and “our company” in this prospectus are to Taiwan Semiconductor Manufacturing Company Limited. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents five of our common shares. The ADSs are issued under the Amended and Restated Deposit Agreement, dated as of November 30, 2005, among Taiwan Semiconductor Manufacturing Company Limited, Citibank, N.A., as depositary and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

       This prospectus, including the information summarized below, contains translations of some NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of financial data from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 30, 2007, which was NT$33.01 to US$1.00. We make no representation that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 17, 2007, the noon buying rate was NT$33.37 to US$1.00.
       In connection with this offering, Goldman Sachs International and J.P. Morgan Securities Ltd., or any person acting for them, may overallot or effect transactions with a view to supporting the market price of the ADSs and, subject to applicable R.O.C. Laws, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs International, J.P. Morgan Securities Ltd., or their agents, to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.
       All references in this prospectus to silicon wafer quantities are specified in 200 mm wafer equivalents, unless otherwise specified. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established with the manufacturer of the equipment used in those facilities. We can exceed 100% of these capacity levels through, for example, enhanced productivity beyond that assumed when these specifications were initially established.

ii

PROSPECTUS SUMMARY
       In addition to this summary, you should read the entire prospectus carefully, especially the discussion of the risks of investing in our ADSs described under “Risk Factors,” before deciding whether to invest in our ADSs. Financial and other information about us is set forth in our annual report on Form 20-F for the year ended December 31, 2006 and other documents incorporated herein by reference, copies of which may be obtained as indicated under “Where You Can Find More Information”.
Our Business
       We believe we are currently the world’s largest dedicated IC foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government, Koninklijke Philips Electronics N.V., or Philips, and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994 and our ADSs have been listed on The New York Stock Exchange since October 8, 1997.
       As a foundry, we manufacture semiconductors using our advanced production processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency and embedded memory and BiCMOS mixed-signal and other semiconductors. IC Insights (The McClean Report 2007 Edition) estimates that our revenue market share among dedicated foundries worldwide was 50% in 2005 and 49% in 2006. We also offer design, mask making, probing, testing and assembly services.
       We believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor industry generally. For example, in 2004, our industry-leading low-k technology entered commercial production and we were the first semiconductor foundry with proven low-k technology in commercial production, in both the 0.13 micron process technology and the 90 nanometer NexsysSM technology. The 90-nanometer NexsysSM technology was the first process technology based entirely on low-k dielectrics. In 2005, we entered full commercial production of 80-nanometer NexsysSM process technology. Our 65-nanometer NexsysSM technology is the third-generation TSMC process to employ low-k dielectrics. In 2006, we fully qualified our 65-nanometer process technology and commenced full commercial production. We also believe that our large capacity, particularly for advanced technologies, is a major competitive advantage.
       We currently operate one 150mm wafer fab, seven 200mm wafer fabs and two 300 mm wafer fabs, including Fab 14, where we commenced production in the fourth quarter of 2004. As of December 31, 2006, our monthly capacity (200mm equivalent wafers) was 654,831 wafers, compared to 555,084 wafers at the end of 2005. This increase was primarily due to the expansion of our 0.15/0.18 micron, 90-nanometer and 65-nanometer advanced technologies.
       We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and systems companies such as Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., nVidia Corporation, Qualcomm Incorporated and VIA Technologies, Inc., to integrated device manufacturing companies such as Advanced Micro Devices, Analog Devices, Inc., Freescale Semiconductor Inc., Philips and NXP. Fabless semiconductor/system companies and integrated device manufacturers accounted for approximately 72% and 28%, respectively, of our net sales in 2006.
       Our principal executive office is currently located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our web site does not constitute part of this prospectus.

THE OFFERING
       See “Selling Shareholder” on page 30 for a description of Philips.

Offering Price	US$10.68 per ADS

ADSs offered by the selling shareholder	240,000,000 ADSs

ADSs outstanding after this offering	1,128,739,639 ADSs

Common shares outstanding after this offering	25,832,959,219 common shares

ADS:common share ratio	1:5

Trading market for the common shares	The only trading market for the common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange since 1994 under the symbol “2330”.

New York Stock Exchange symbol for ADSs	TSM

ADS Depositary	Citibank, N.A.

Use of proceeds	We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Timing and settlement for the ADSs	The ADSs are expected to be delivered against payment on or about May 23, 2007.

The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./ N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
       The summary financial information below should be read in conjunction with “Item 5. Operating and Financial Reviews and Prospects” and the consolidated financial statements, notes to the consolidated financial statements and other financial information included in our annual report on Form 20-F for the year ended December 31, 2006, incorporated by reference in this prospectus. The summary income statement data and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the summary balance sheet data as of December 31, 2005 and 2006 set forth below are derived from our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2006, incorporated by reference in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to those consolidated financial statements. The summary income statement data and cash flow data for the years ended December 31, 2002 and 2003 and the summary balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements not included in our Form 20-F for the year ended December 31, 2006. The consolidated financial statements set forth below have been prepared and presented in accordance with generally accepted accounting principles in the Republic of China, also called R.O.C. GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, also called U.S. GAAP. Please see note 30 to our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2006, incorporated by reference in this prospectus, for a description of the principal differences between R.O.C. GAAP and U.S. GAAP for the periods covered by these financial statements.

	Year ended and as of December 31,

	2002	2003	2004	2005	2006	2006(1)

	NT$	NT$	NT$	NT$	NT$	US$
	(In millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	162,301	202,997	257,213	266,565	317,407	9,615
Cost of sales	(109,988)	(128,113)	(141,394)	(148,362)	(161,597)	(4,895)
Gross profit	52,313	74,884	115,819	118,203	155,810	4,720
Operating expenses	(20,724)	(23,583)	(27,337)	(27,234)	(28,545)	(865)
Income from operations	31,589	51,301	88,482	90,969	127,265	3,855
Non-operating income and gains(2)	2,350	5,669	8,581	9,399	9,705	294
Non-operating expenses and losses(2)	(6,717)	(5,791)	(5,097)	(6,105)	(3,608)	(109)
Income before income tax and minority interest	27,222	51,179	91,966	94,263	133,362	4,040
Income tax benefit (expense)	(5,637)	(3,923)	363	(630)	(7,774)	(235)
Income before cumulative effect of changes in accounting principles	21,585	47,256	92,329	93,633	125,588	3,805
Cumulative effect of changes in accounting principles	—	—	—	—	1,607	48
Income before minority interest	21,585	47,256	92,329	93,633	127,195	3,853
Minority interest in loss (income) of subsidiaries	25	3	(13)	(58)	(185)	(5)
Net income attributable to shareholders of the parent	21,610	47,259	92,316	93,575	127,010	3,848
Basic earnings per share(3)	0.82	1.82	3.58	3.63	4.93	0.15
Diluted earnings per share(3)	0.82	1.82	3.58	3.63	4.92	0.15

	Year ended and as of December 31,

	2002	2003	2004	2005	2006	2006(1)

	NT$	NT$	NT$	NT$	NT$	US$
	(In millions, except for percentages,
	earnings per share and per ADS, and operating data)
Basic earnings per ADS equivalent(3)	4.09	9.09	17.89	18.16	24.63	0.75
Diluted earnings per ADS equivalent (3)	4.09	9.09	17.88	18.15	24.60	0.75
Basic weighted average shares outstanding(3)	25,880	25,883	25,804	25,763	25,789	25,789
Diluted weighted average shares outstanding(3)	25,880	25,893	25,810	25,776	25,813	25,813
U.S. GAAP
Net sales	162,990	203,600	260,035	267,028	317,979	9,633
Cost of sales	(115,374)	(133,493)	(154,785)	(161,808)	(179,175)	(5,428)
Operating expenses(4)	(21,154)	(27,369)	(32,191)	(32,764)	(37,050)	(1,122)
Income from operations	26,462	42,738	73,059	72,456	101,754	3,083
Income before income tax and minority interest	20,210	42,441	76,838	75,983	106,647	3,231
Income tax expense	(5,638)	(3,881)	(508)	(483)	(10,954)	(332)
Cumulative effect of changes in accounting principles	—	—	—	—	38	1
Net income	14,534	38,661	76,253	75,418	95,711	2,900
Cumulative preferred dividends	(455)	(184)	—	—	—	—
Income attributable to common shareholders	14,079	38,477	76,253	75,418	95,711	2,900
Basic earnings per share(5)	0.57	1.55	3.04	2.98	3.73	0.11
Diluted earnings per share(5)	0.57	1.55	3.04	2.98	3.73	0.11
Basic earnings per ADS equivalent(5)	2.85	7.74	15.22	14.90	18.67	0.57
Diluted earnings per ADS equivalent (5)	2.85	7.74	15.22	14.89	18.66	0.57
Basic weighted average shares outstanding(5)	24,691	24,847	25,044	25,308	25,629	25,629
Diluted weighted average shares outstanding(5)	24,691	24,857	25,050	25,320	25,650	25,650
Balance Sheet Data:
R.O.C. GAAP
Working capital(2)(6)	62,705	136,121	120,574	177,179	213,457	6,466
Long-term investments(2)	10,635	10,748	38,058	42,383	53,895	1,633
Properties	246,498	211,854	258,911	244,823	254,094	7,697
Goodwill	10,159	8,721	7,116	6,011	5,985	181
Total assets	390,542	407,401	499,454	519,510	587,485	17,797
Long-term bank borrowing	11,051	8,800	1,915	663	654	20
Long-term bonds payable	35,000	30,000	19,500	19,500	12,500	379
Guaranty deposit-in and other liabilities(6)(7)	8,710	8,876	15,079	17,986	18,333	555
Total liabilities	94,594	78,098	100,413	73,271	78,347	2,373
Capital stock	199,229	202,666	232,520	247,300	258,297	7,825
Cash dividend on common shares	—	—	12,160	46,504	61,825	1,873

	Year ended and as of December 31,

	2002	2003	2004	2005	2006	2006(1)

	NT$	NT$	NT$	NT$	NT$	US$
	(In millions, except for percentages,
	earnings per share and per ADS, and operating data)
Shareholders’ equity attributable to shareholders of the parent	295,853	329,214	398,965	445,631	507,981	15,389
Minority interest in subsidiaries	95	89	76	608	1,157	35
U.S. GAAP
Goodwill	47,476	47,287	46,757	46,993	46,940	1,422
Total assets	420,528	439,853	536,286	558,919	626,108	18,967
Total liabilities	96,747	81,977	108,416	80,962	92,549	2,804
Capital Stock	186,229	202,666	232,520	247,300	258,297	7,825
Mandatory redeemable preferred stock	13,000	—	—	—	—	—
Shareholders’ equity attributable to common shareholders of the parent	310,623	357,173	427,125	477,297	532,403	16,128
Minority interest in subsidiaries	158	703	745	660	1,156	35
Other Financial Data:
R.O.C. GAAP
Gross margin	32%	37%	45%	44%	49%	49%
Operating margin	19%	25%	34%	34%	40%	40%
Net margin	13%	23%	36%	35%	40%	40%
Capital expenditures	55,236	37,871	81,095	79,879	78,737	2,385
Depreciation and amortization	65,001	69,161	69,819	75,649	73,715	2,233
Cash provided by operating activities (2)	98,507	116,037	153,523	157,225	204,997	6,210
Cash used in investing activities (2)(8)	(62,190)	(53,702)	(148,359)	(77,652)	(119,724)	(3,627)
Cash used in financing activities(8)	(6,346)	(27,073)	(32,181)	(57,969)	(63,783)	(1,932)
Net cash inflow (outflow)	30,234	35,199	(28,687)	22,181	21,353	647
Operating Data:
Wafer (200mm equivalent) shipment(9)	2,675	3,700	5,008	5,622	7,215	7,215
Billing Utilization Rate(10)	69%	92%	105%	94%	102%	102%

(1)	Translations from NT dollars to U.S. dollars were made at the noon buying rate as of March 30, 2007, which was NT$33.01 to US$1.00 on that date, and are presented for your convenience only.

(2)	As a result of the adoption of the newly released R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34), and R.O.C. Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (R.O.C. SFAS No. 36), the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006 included in our annual report on Form 20-F for the year ended December 31, 2006. Amounts in 2004 reflect the reclassification of NT$2,565 million gains from non-operating expenses and losses to non-operating income and gains, NT$44 million from long-term investments to current investments in marketable financial instruments, and NT$372 million from cash used in investing activities to cash provided by operating activities. Amounts in 2005 reflect the reclassification of NT$2,331 million gains from non-operating expenses and losses to non-operating income and gains, NT$46 million from long-term investments to current investments in marketable financial instruments, and NT$212 million from cash used in investing activities to cash provided by operating activities. Balances in 2002 and 2003 were not reclassified accordingly. See note 4 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2006 for additional details about these new accounting standards.

(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(4)	Amounts in 2006 include share-based compensation expenses as a result of the adoption of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006. See note 30.i. to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2006 for additional details about this new accounting standard. Amounts in 2002, 2003, and 2005 reflect the reclassification of NT$390 million, NT$1,625 million, and NT$159 million, respectively, from net non-operating expenses to operating expenses. Amounts in 2004 reflect the reclassification of NT$232 million from net non-operating income to operating expenses.

(5)	Retroactively adjusted for all subsequent stock dividends.

(6)	Amounts in 2003 reflect the reclassification of NT$727 million from current liabilities to long-term liabilities.

(7)	Consists of other long term payables and total other liabilities.

(8)	Amounts in 2003 reflect the reclassification of NT$300 million from cash used in investing activities to cash used in financing activities.

(9)	In thousands.

(10)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity.

Recent Developments
Dividends
       On May 7, 2007, our shareholders approved cash dividends of NT$77,489,063,538 and stock dividends of 129,148,440 shares (with 40% of such stock dividend to be paid out of retained earnings and 60% from capitalizing capital surplus). However, the actual amount of cash and stock dividends to be received on a per-share basis is presently undeterminable because TSMC has yet to decide the record date for making such determination. Therefore, before such record date, such dividends amount will vary according to changes in the number of our total outstanding shares, for example, from the exercise of employee stock options and share repurchases.
       Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends (including in cash and in common shares) in respect of the prior year is made following approval by our shareholders at the annual general meeting of shareholders. Distribution of stock dividends is subject to approval by the ROC Financial Supervisory Commission.
       Under the R.O.C. Company Law, our register of shareholders should be closed for a period of five days immediately before the dividend record date. If this offering is completed prior to the commencement of such closed period, holders of our outstanding common shares on the dividend record date with respect to the dividend distribution in 2007 will be entitled to the full dividend declared in our May 7, 2007 shareholders meeting.
Unaudited Unconsolidated Financial Information as of and for the Three Months Ended March 31, 2006 and 2007
       As a result of our common shares being publicly issued, we are required on an on-going basis to file with the R.O.C. Financial Supervisory Commission and the Taiwan Stock Exchange unaudited unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. We also regularly release unconsolidated financial statements as of and for the six months ended June 30 and as of and for the year ended December 31, prepared in accordance with R.O.C. GAAP. R.O.C. GAAP differ in some material respects from U.S. GAAP. Please see note 30 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for a discussion of the material differences between R.O.C. GAAP and U.S. GAAP for the periods covered by these financial statements. In addition, by their nature, unconsolidated financial statements are not comparable in material respects with consolidated financial statements, and should not be compared to the consolidated financial statements for prior periods. Because we have released certain unconsolidated financial information as of and for the three months ended March 31, 2007, we are required under applicable rules of the SEC to include this unconsolidated financial information in this prospectus.
       The unconsolidated financial information summarized below does not consolidate the financial position and operations of any of our subsidiaries. Instead, on an unconsolidated basis, we account for our investments in our subsidiaries, including TSMC (Shanghai) Limited, TSMC Global Ltd., TSMC International Investment Ltd. and TSMC Development, Inc., our holding companies for WaferTech LLC, by using the equity method of accounting, which differs materially from consolidation. Other differences resulting from non-consolidation include:

•	the level of our bank debt, which is zero on an unconsolidated level because all of our bank debt is borrowed by one or more of our subsidiaries;

•	intercompany sales and expenses between us and our subsidiaries are not eliminated; and

•	individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.
       Because we account for subsidiaries in our unconsolidated financial statements based on the equity method, our unconsolidated net assets and net income would generally be the same as in our consolidated financial statements. The amounts of other line items in our unconsolidated financial statements may be materially different from that in our consolidated financial statements. We can give no assurance as to what the relative level of unconsolidated and consolidated assets, net sales, or any other financial statement line items will be for the year ending December 31, 2007. In addition, unconsolidated results of operations for the three months ended March 31, 2007 may not be indicative of our unconsolidated or consolidated results of operations for the full year ending December 31, 2007.
Summary Unaudited Unconsolidated Financial Information

	Three months ended and as
	of March 31,

	2006	2007	2007(1)

	NT$	NT$	US$
	(In millions, except for
	earnings per share and
	per ADS)
Income Statement Data:
R.O.C. GAAP
Net sales	77,293	63,347	1,919
Cost of sales	(40,651)	(39,379)	(1,193)
Gross profit	36,642	23,968	726
Unrealized gross profit	—	(199)	(6)
Realized gross profit	36,642	23,769	720
Operating expenses	(5,775)	(5,407)	(164)
Income from operations	30,867	18,362	556
Non-operating income and gains	5,307	2,348	71
Non-operating expenses and losses	(1,519)	(815)	(24)
Income before income tax	34,655	19,895	603
Income tax expense	(1,802)	(1,056)	(32)
Income before cumulative effect of changes in accounting principles	32,853	18,839	571
Cumulative effect of changes in accounting principles	(246)	—	—
Net income	32,607	18,839	571
Basic earnings per share	1.26	0.73	0.02
Diluted earnings per share	1.26	0.73	0.02
Basic earnings per ADS equivalent	6.32	3.65	0.11
Diluted earnings per ADS equivalent	6.32	3.65	0.11
Average shares outstanding
Basic	25,783	25,798	25,798
Diluted	25,805	25,820	25,820

	Three months ended and as
	of March 31,

	2006	2007	2007(1)

	NT$	NT$	US$
	(In millions, except for
	earnings per share and
	per ADS)
Balance Sheet Data:
R.O.C. GAAP
Working capital	202,441	174,413	5,284
Long-term investments	75,439	139,045	4,212
Properties	212,522	222,546	6,742
Total assets	543,724	591,628	17,923
Long-term bank borrowing(2)	—	—	—
Long-term bonds payable	17,000	12,500	379
Guaranty deposit-in and other long-term liabilities(3)	10,444	9,685	293
Total liabilities	65,791	63,002	1,909
Shareholders’ equity	477,933	528,626	16,014

	Three months ended and
	as of March 31,

	2006	2007	2007(1)

	NT$	NT$	US$
	(In millions, except for
	percentages and operating
	data)
Other Financial Data:
R.O.C. GAAP
Gross margin	47.4%	37.8%	37.8%
Operating margin	39.9%	29.0%	29.0%
Net margin	42.2%	29.7%	29.7%
Capital expenditures	11,115	13,783	418
Depreciation and amortization	15,975	18,488	560
Cash provided by operating activities	47,748	35,860	1,086
Cash used in investing activities	(23,582)	(13,485)	(408)
Cash provided by (used in) financing activities	440	(2,763)	(84)
Net cash flow	24,606	19,612	594
Operating Data:
Wafer (200mm equivalent) shipment(4)	1,738	1,565	1,565
Billing utilization rate(5)	105%	83%	83%

(1)	Translations from NT dollars to U.S. dollars were made at the noon buying rate as of March 30, 2007, which was NT$33.01 to US$1.00 on that date, and are presented for your convenience only.

(2)	Excludes bonds payable. On an unconsolidated basis, we do not have any bank loans.

(3)	Consists of other long-term payables and total other liabilities.

(4)	In thousands.

(5)	“Billing Utilization Rate” is equal to quarterly wafer shipment divided by quarterly capacity.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
Net Sales
       Our unconsolidated net sales decreased by 18.0% from NT$77,293 million in the first three months of 2006 to NT$63,347 million (US$1,919 million) in the first three months of 2007. The decrease in our unconsolidated net sales was primarily attributable to a decrease in customer demand, which resulted in a 10.0% decrease in unconsolidated wafer shipments, from 1,738 thousand 200mm equivalent wafers in the first three months of 2006 to 1,565 thousand 200mm equivalent wafers in the first three months of 2007, and a decrease in the unconsolidated average selling price of our wafers. The decrease in the unconsolidated average selling price of our wafers was primarily the result of a decline in pricing for the same product or technology resulting primarily from pricing pressures in customers’ end market and an increase in competition, partially offset by a more favorable product mix as we saw a continued shift toward higher priced products using more advanced technologies. Our net sales in the first three months of 2007 were also positively impacted by the fact that the average exchange rate for the NT dollar against the U.S. dollar depreciated by 1.7% in the first three months of 2007 compared to the first three months of 2006, as a significant portion of our sales are denominated in U.S. dollars.
Gross Margin
       Our gross margin fluctuates, depending on the level of capacity utilization, wafer shipments and product mix, among other factors. Our unconsolidated gross margin decreased to 37.8% of net sales in the first three months of 2007 from 47.4% of net sales in the first three months of 2006. The lower margin in the first three months of 2007 was primarily driven by lower capacity utilization, resulting primarily from lower market demand in the first three months of 2007, which contributed 9.6 percentage points to the decrease in the gross margin. In addition, price declines, which contributed 3.1 percentage points to the decrease in gross margin, were offset by improvement in overall product mix, and favorable cost reduction, which positively contributed 2.5 percentage points to the gross margin, and a weakening of the NT dollar against the U.S. dollar, which positively contributed 0.6 percentage points to the gross margin.

Operating Expenses
       Our total unconsolidated operating expenses decreased by NT$368 million in the first three months of 2007, or 6.4%, from the first three months of 2006.

Research and Development Expenses
       Unconsolidated research and development expenditures slightly decreased by NT$70 million in the first three months of 2007, or 2.0%, from the first three months of 2006. Research and development activities were dedicated to developing 32/45 nanometer technologies in the first three months of 2007, compared to developing 65 nanometer technologies in the first three months of 2006.

General and Administrative, Sales and Marketing Expenses
       Unconsolidated general and administrative, sales and marketing expenses decreased by NT$298 million in the first three months of 2007, or 13.4%, from the first three months of 2006. The decrease was primarily due to less commission expenses, partially offset by higher litigation related expenditures in the first three months of 2007. The unconsolidated operating margin in the first three months of 2007 was 29.0%, compared to 39.9% in the first three months of 2006.

Non-Operating Income and Expenses
       Unconsolidated net non-operating income and gains decreased by NT$2,255 million in the first three months of 2007, or 59.5%, from NT$3,788 million in the first three months of 2006 primarily due to a change from a NT$1,116 million gain on settlement and disposal of financial instruments in the first three months of 2006 to a loss of NT$481 million (US$15 million) in the first three months of 2007, a NT$2,119 million decrease in equity in earnings of equity method investees, partially offset by a change from NT$1,033 million net foreign exchange loss in the first three months of 2006 to a net foreign exchange gain of NT$441 million (US$13 million) in the first three months of 2007. The change from a NT$1,116 million gain on settlement and disposal of financial instruments in the first three months of 2006 to a loss of NT$481 million in the first three months of 2007 was mainly due to a change from a settlement gain on hedging instruments in the first three months of 2006 to a settlement loss on hedging instruments in the first three months of 2007 as a result of an appreciation of the NT dollar against the U.S. dollar in the first three months of 2006 compared to a depreciation of the NT dollar against the U.S. dollar in the first three months of 2007, partially offset by lower hedging costs due to a smaller size of foreign-currency-denominated assets and liabilities on which we needed to manage foreign exchange exposures. The decrease in equity in earnings of equity method investees was primarily due to equity method investees’ recognition of one-time valuation gain on financial instruments in the first three months of 2006 as a result of adoption of R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” effective as of January 1, 2006. The change from NT$1,033 million net foreign exchange loss in the first three months of 2006 to a net foreign exchange gain of NT$441 million in the first three months of 2007 was primarily due to an appreciation of the NT dollar against the U.S. dollar in the first three months of 2006 compared to a depreciation of the NT dollar against the U.S. dollar in the first three months of 2007.
Income Tax Expense
       Unconsolidated income tax expense decreased by NT$746 million in the first three months of 2007, or 41.4%, from NT$1,802 million in the first three months of 2006. The decrease was mainly due to lower taxable income in the first three months of 2007.
Consolidated Financial Information as of and for the Three Months Ended March 31, 2007
       Under applicable rules issued by the R.O.C. Financial Supervisory Commission, we are not required to file interim consolidated financial statements as of and for the three months ended March 31. However, for purposes of easy reference only, we provide below comparative unaudited consolidated financial information in accordance with R.O.C. GAAP. Please see note 30 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for a discussion of the material differences between R.O.C. GAAP and U.S. GAAP.
       In addition, consolidated results of operations for the three months ended March 31, 2007 may not be indicative of our unconsolidated or consolidated results of operations for the full year ending December 31, 2007.

Summary Unaudited Consolidated Financial Information

	Three months ended
	and as of March 31,

	2006	2007	2007(1)

	(In millions, except for
	earnings per share and per
	ADS)
Income Statement Data:
R.O.C. GAAP
Net sales	77,850	64,897	1,966
Cost of sales	(40,123)	(40,287)	(1,220)
Gross profit	37,727	24,610	746
Operating expenses	(6,825)	(6,733)	(204)
Income from operations	30,902	17,877	542
Non-operating income and gains	3,493	2,870	87
Non-operating expenses and losses	(1,476)	(679)	(21)
Income before income tax	32,919	20,068	608
Income tax expense	(1,855)	(1,107)	(34)
Income before cumulative effect of changes in accounting principles	31,064	18,961	574
Cumulative effect of changes in accounting principles	1,607	—	—
Income before minority interest	32,671	18,961	574
Minority interest in income of subsidiaries	(64)	(122)	(3)
Net income attributable to the shareholders of the parent	32,607	18,839	571
Basic earnings per share	1.26	0.73	0.02
Diluted earnings per share	1.26	0.73	0.02
Basic earnings per ADS equivalent	6.32	3.65	0.11
Diluted earnings per ADS equivalent	6.32	3.65	0.11
Average shares outstanding
Basic	25,783	25,798	25,798
Diluted	25,805	25,820	25,820

	Three months ended and
	as of March 31,

	2006	2007	2007(1)

	NT$	NT$	US$
	(In millions, except for
	percentages and operating
	data)
Balance Sheet Data:
R.O.C. GAAP
Working capital	218,382	240,962	7,300
Long-term investments	34,726	52,185	1,581
Properties	241,544	250,348	7,584
Total assets	555,292	608,771	18,442
Long-term bank borrowing(2)	654	1,328	40
Long-term bonds payable	17,000	12,500	379
Guaranty deposit-in and other long-term liabilities(3)	18,159	18,087	548
Total liabilities	76,681	77,032	2,334
Shareholders’ equity attributable to the shareholders of the parent	477,933	528,626	16,014
Minority interest in subsidiaries	678	3,113	94
Other Financial Data:
R.O.C. GAAP
Gross margin	48.5%	37.9%	37.9%
Operating margin	39.7%	27.5%	27.5%
Net margin	41.9%	29.0%	29.0%
Capital expenditures	11,510	13,959	423
Depreciation and amortization	17,734	20,251	613
Cash provided by operating activities	48,914	38,144	1,156
Cash used in investing activities	(24,112)	(13,410)	(406)
Cash provided by (used in) financing activities	116	(2,794)	(85)
Net cash inflow	24,767	22,437	680
Operating Data:
Wafer (200mm equivalent) shipment(4)	1,738	1,566	1,566
Billing utilization rate(5)	105%	83%	83%

(1)	Translations from NT dollars to U.S. dollars were made at the noon buying rate as of March 30, 2007, which was NT$33.01 to US$1.00 on that date, and are presented for your convenience only.

(2)	Excludes bonds payable. On an unconsolidated basis, we do not have any bank loans.

(3)	Consists of other long-term payables and total other liabilities.

(4)	In thousands.

(5)	“Billing Utilization Rate” is equal to quarterly wafer shipment divided by quarterly capacity.

Recent Accounting Pronouncement
       In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1, 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our results of operations and financial positions and are not yet in a position to determine such effects.

RISK FACTORS
       We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.
Risks Relating to Our Business
       Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.
       The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant and sometimes prolonged periods of downturns and overcapacity. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services worldwide, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margins and earnings will suffer during downturns and periods of overcapacity.
       Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our net sales and earnings.
       A vast majority of our sales revenue is derived from customers who use our products in personal computers, communications devices and consumer electronics. Any significant decrease in the demand for these products may decrease the demand for overall global semiconductor foundry services, including our products and may adversely affect our net sales. In addition, the historical and current trend of declining average selling prices of end use applications places pressure on the prices of the components that go into these end use applications. If the average selling prices of end use applications continue to decrease, the pricing pressure on components produced by us may lead to a reduction of our net sales.
       If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
       The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us. Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may cause us to lose customers or to decrease our average selling prices.

       If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive.
       The semiconductor industry and the technologies used in it are constantly changing. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies or our competitors unforeseeably gain sudden access to more advanced technologies, we may not be able to provide advanced foundry services on competitive terms. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technology or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.
       If we are unable to manage our expansion and the modification of our production facilities effectively, our growth prospects may be limited.
       We have been ramping up production at Fab 12 and Fab 14, our 300mm wafer fabs in the Hsinchu Science Park and in the Southern Taiwan Science Park, respectively, since 2004. In 2006, with the commencement of commercial production at Fab 14 (Phase II) and as a result of our ramping up efforts, the capacity of our 300mm wafer fabs increased from 68,000 wafer per month to 93,700 wafer per month at Fab 12 and Fab 14.
       Although we have studied the potential effects of vibration from the high speed railway passing through the Southern Taiwan Science Park and believe that the vibrations are not affecting our yield rates for production in the Southern Taiwan Science Park, we can give no assurances that our yields will not be negatively affected by the continued operation of the high-speed railway.
       Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. In addition, we may incur other expenditures resulting from any negative effects of the high-speed railway on our expansions in the Southern Taiwan Science Park. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected.
       We may not be able to implement our planned growth or development if we are unable to accurately forecast and sufficiently meet our future capital requirements.
       Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. We will continue to need significant capital to fund our operations and growth. Although we currently have adequate financial resources and excellent relations with financial institutions who are willing to consider extending credit to us if needed on market terms, our continued ability to obtain sufficient external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flow;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.
       Sufficient external financing may not be available to us on a timely basis, on general market terms, or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of new or expanded services until we obtain such financing.
       We may not be able to implement our planned growth or maintain our leading position if we are unable to recruit and retain qualified management and skilled technical and service personnel.
       We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them. We may be required to increase the number of employees in connection with any business expansion, and since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner.
       We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
       Our operations and ongoing expansion plans depend on our ability to obtain a significant amount of equipment and related services from a limited number of suppliers in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as four to ten months or more. Supplier-specific or industry-wide shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.
       Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
       Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be timely met. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
       If the Ministry of Economic Affairs uses a substantial portion of our production capacity, we will not be able to service our other customers.
       According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the R.O.C., or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand and in a timely manner.
       Any inability to obtain, preserve and defend our technologies and intellectual property rights could harm our competitive position.
       Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. There can be no assurance that, as our business or business models expand into new areas, we will be able to independently develop the technology, trade secrets, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. We may have to rely increasingly on licensed technology from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain all of the licenses we desire in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of the protected technology, trade secret, software or know-how.
       If we fail to obtain or maintain certain government, technology or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for a further discussion.
       We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.
       We and many of our suppliers use highly combustible and toxic materials in manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental excursions which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, including insurance for loss of property and loss of profit resulting from business interruption, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion, fire, or environmental excursions, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially material adverse impact on our financial performance.
       Any impairment charges may have a material adverse effect on our net income.
       Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or whenever a triggering event or an indication of impairment occurs.
       We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.
       The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects — Critical Accounting Policies” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for a further discussion of our estimates made for determining an impairment charge.
       The loss of or significant curtailment of purchases by any of our largest customers could adversely affect our results of operations.
       While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for 52% and 53% of our net sales in 2005 and 2006, respectively, and our largest two customers accounted for approximately 10% and 8% of our net sales in 2006. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to a change in the design or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.
       Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our common shares and ADSs.
       Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.
       We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the annual report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, R.O.C. law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under R.O.C. law to file an internal control declaration within four months of the end of each fiscal year.
       Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares and ADSs.
       Our global manufacturing, design and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the Republic of China, which could negatively affect our business and financial status and therefore the market value of your investment.
       Our principal executive officers and our principal production facilities are located in the R.O.C. and a substantial majority of our net revenues are derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue come from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares.
       For example, past developments in relations between the R.O.C. and the People’s Republic of China (“PRC”) have on occasion depressed the market prices of the securities of Taiwanese companies, including our own. Although the R.O.C. and PRC have co-existed for the past 58 years and significant economic and cultural relations have been established, relations have often been strained and the government of the PRC has announced its intent to use military force to gain control over the R.O.C. if the R.O.C. declares itself independent. In addition, the R.O.C. government currently restricts transfer by Taiwanese companies of certain technologies to and certain types of investments by Taiwanese companies in Mainland China. While the R.O.C. government in April 2002 partially lifted the ban on investment by Taiwan semiconductor manufacturing companies in 200mm wafer fabs in Mainland China and the R.O.C. government has been gradually liberalizing other restrictions, allowing us, for example, to transfer 0.18 micron process technologies to our fab in Mainland China, significant restrictions remain.
       Our results of operations could be materially adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity) in the locations in which we, our customers or suppliers operate.
       We have manufacturing and other operations in locations subject to natural disasters such as severe weather and earthquakes as well as interruptions or shortages in the supply of utilities (such as water and electricity) that could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan, which is susceptible to earthquakes, typhoons, and has experienced droughts from time to time. In addition, we have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power supply line, which have caused interruptions in our production schedule. A natural disaster or interruptions in the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect our results of operations and financial condition.
       Fluctuations in exchange rates could result in foreign exchange losses.
       Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.
Risks Relating to Ownership of ADSs
       Your voting rights as a holder of ADSs will be limited.
       Holders of ADRs evidencing ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our ADS deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter, mail to the holders (i) the notice of the meeting sent by us, (ii) voting instruction forms and (iii) a statement as to the manner in which instructions may be given by the holders.
       ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the R.O.C. Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors. Election of directors is by means of cumulative voting. See “Description of American Depositary Receipts — Voting Rights” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.

       You may not be able to participate in rights offerings and may experience dilution of your holdings.
       We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depositary bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. In addition, if the depositary bank is unable to obtain the requisite approval from the Central Bank of the Republic of China (Taiwan) for the conversion of the subscription payments into NT dollars or if the depositary bank determines that it is unlikely to obtain this approval, we may decide with the depositary bank not to make the rights available to holders of ADSs. See “Item 10. Additional Information — Foreign Investment in the R.O.C.” and “— Exchange Controls in the R.O.C.” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus, for a further discussion. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
       If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
       The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.
       One or more of our existing shareholders may, from time to time, dispose of significant numbers of common shares or ADSs. The National Development Fund, one of our two largest shareholders, has sold ADSs in several transactions since 1997, including 44,172,500 ADSs in August and September 2005. In May 2005, Philips reiterated its intention, first announced in October 2003, to gradually and orderly reduce its equity interest in us, and sold in August and September 2005 an additional 113,521,000 ADSs. Further, on March 9, 2007, we and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in us. Specifically, the announced plan contemplates that Philips intends to divest its current shareholding in us through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in share buy-backs conducted by us in the period beginning in 2007 and ending in 2010. The plan’s initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan. As a result of such disposition, Philips owned 12.78% of our outstanding equity securities as of March 12, 2007. Further, the plan’s contemplated second step is a sale in 2007, subject to receipt of all regulatory approvals and market conditions, by Philips in a public offering registered with the U.S. Securities and Exchange Commission of up to approximately US$2.50 billion worth of our common shares in the form of ADSs. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips’ shareholding in TSMC. In addition, under the plan’s third step, we currently contemplate to conduct in 2007, subject to the approval by our board of directors, a tender offer to repurchase, and subsequently cancel, up to approximately US$1.50 billion worth of our common shares and we currently understand that Philips intends to participate and sell its shares to us in such share repurchase. Lastly, the plan’s fourth step calls for us to conduct, subject to us maintaining our current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010, in which Philips has informed us that it intends to tender its remaining common shares held in us at such time. In addition, the announced plan contemplates that Philips may also consider to sell its remaining common shares held in us to specified long-term investors mutually agreeable to Philips and us. While we hope to continue to work with Philips to implement the above plan to facilitate the contemplated disposals by Philips of its equity interests in us in a way that minimizes, to the extent possible, any adverse impact on us and the market price of our ADSs and common shares, there is no written agreement between us and Philips in respect of the above plan and no assurances can be given as to the timing and potential impact of the implementation of such plan or any other method of disposal by Philips.
       In addition, we have in place a conversion sale program that allows some of our shareholders to sell their common shares in ADS form to a specified financial intermediary during a 30-day period not more than once every three months. Since the establishment of the program in 1999, a total of 42,076,000 ADSs (without adjustments for subsequent stock dividends) were sold in four transactions under the program. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares and could reduce the premium, if any, that the price per ADS on the New York Stock Exchange represents over the corresponding aggregate price of the underlying five common shares on the Taiwan Stock Exchange.
       The underwriting agreement does not impose any restrictions on the ability of Philips or us to offer, sell, contract to sell or otherwise dispose of any common shares or depositary shares representing our common shares.
       The market value of our shares may fluctuate due to the volatility of, and government intervention in, the R.O.C. securities market.
       Because the Taiwan Stock Exchange experiences from time to time substantial fluctuations in the prices and volumes of sales of listed securities, there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the R.O.C. formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the R.O.C. government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

USE OF PROCEEDS
       We will not receive any proceeds from the sale of ADSs by the selling shareholder.

WHERE YOU CAN FIND MORE INFORMATION
       As required by the Securities Act, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information. A registration statement on Form F-6 has also previously been filed with the SEC with respect to the ADSs. You should refer to these registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.
       We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Since November 4, 2002, we have been required to file annual reports on Form 20-F with, and submit reports on Form 6-K and other information to, the SEC through the EDGAR system.
       The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.
       This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2006, filed on April 20, 2007, to the extent the information in that report has not been updated or superseded by this prospectus;

•	our report on Form 6-K submitted on April 30, 2007, which contains the unaudited unconsolidated interim financial statements as of and for the three months ended March 31, 2006 and 2007, excluding the report by our independent public accountants contained therein. These unaudited unconsolidated financial statements are prepared in accordance with R.O.C. GAAP and are not indicative of our consolidated financial position or results of operations;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2006, and any annual report on Form 20-F or amendment thereto filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.
       You may request a copy of these filings, at no cost, by writing or telephoning us at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Attention: Wendell Huang or Diane Kao, telephone number: (886-3) 505-5920 or (886-3) 505-5923.

       We will furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make available to our shareholders (or English language translations thereof, if necessary). The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
       You should rely only on the information that we incorporate by reference or provide in this document. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.

MARKET PRICE INFORMATION FOR OUR ADSS AND COMMON SHARES
       The principal trading market for our common shares is the Taiwan Stock Exchange. Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on the New York Stock Exchange under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number 874039100. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for the common shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing price		Average daily			Average daily
	per		trading volume			trading volume
	common		(in thousands of	Closing price		(in thousands of
	share(2)		shares)(2)	per ADS(2)		ADSs)(2)

	High	Low		High	Low

	(NT$)	(NT$)		(US$)	(US$)
2002	60.79	24.42	67,213	13.31	3.77	7,957
2003	52.96	27.57	57,614	9.85	4.52	9,026
2004	50.74	34.98	57,181	8.86	5.79	7,635
2005	59.43	40.03	54,111	9.47	6.70	8,164
First Quarter	47.04	40.03	50,736	8.23	6.70	7,008
Second Quarter	53.20	42.42	46,780	8.85	7.04	6,348
Third Quarter	53.11	47.44	42,826	8.82	7.32	9,869
Fourth Quarter	59.43	45.76	75,443	9.47	7.17	9,394
2006	67.90	51.99	41,988	11.18	7.94	9,663
First Quarter	63.34	54.88	44,165	10.26	9.21	10,853
Second Quarter	65.01	51.99	49,122	10.57	7.95	9,465
Third Quarter	60.90	52.90	36,915	9.92	8.00	9,303
Fourth Quarter	67.90	58.50	38,130	11.18	9.46	10,224
November	65.50	60.00	40,666	10.75	9.46	10,645
December	67.90	64.10	33,702	11.18	10.57	9,473
2007
First Quarter	71.20	63.30	66,665	11.55	10.11	12,649
January	71.20	64.20	56,676	11.49	10.62	15,420
February	69.30	65.80	49,671	11.55	10.68	9,723
March	70.20	63.30	85,087	11.55	10.11	12,658
April	69.90	67.40	37,750	11.03	10.52	13,519
May (through May 17, 2007)	69.10	66.50	45,289	10.71	10.23	11,278

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a 10% stock dividend in July 2002, an 8% stock dividend in July 2003, a 14.08668% stock dividend in July 2004, a 4.99971% stock dividend in July 2005 and a 2.99903% stock dividend in July 2006.
       The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.
       As of March 31, 2007, a total of 25,832,959,219 common shares were outstanding, including 4,443,698,206 common shares represented by 888,739,639 ADSs.

CAPITALIZATION
       The following table sets forth our consolidated capitalization as of March 31, 2007 (including the appropriation from the earnings of 2006 and capitalization of capital surplus approved by our shareholders). On May 7, 2007, our shareholders approved cash dividends of NT$77,489,063,538 and stock dividends of 129,148,440 shares (with 40% of such stock dividend to be paid out of retained earnings and 60% from capitalizing capital surplus) and employee bonus and remuneration to directors and supervisors. You should read this table together with our consolidated financial statements contained in our Form 20-F for the year ended December 31, 2006, which is incorporated by reference herein. Please also refer to “Recent Developments — Dividends.”

	March 31, 2007

	Actual	As adjusted(1)
	(NT$)	(NT$)

	(In thousands)
Long-term obligations (excluding current portion of long-term obligations)
Unguaranteed and unsecured long-term debt	12,501,392	12,501,392
Unguaranteed and secured long-term debt	1,326,846	1,326,846
Unguaranteed and unsecured other long-term payable	9,871,780	9,871,780
Total long-term obligations	23,700,018	23,700,018
Shareholder’s equity
Common shares, NT$10 par value	258,329,592	264,193,875
Capital surplus	54,231,465	53,456,574
Retained earnings	215,963,171	128,526,117
Cumulative translations adjustments and others	1,019,466	1,019,466
Treasury stock	(918,075)	(918,075)
Minority interest in subsidiaries	3,112,766	3,112,766
Total shareholders’ equity	531,738,385	449,390,723
Total capitalization	555,438,403	473,090,741

(1)	The capitalization as adjusted does not include earning distributions from subsidiaries.

MAJOR SHAREHOLDERS
       The following table sets forth certain information as of March 31, 2007 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding
Names of Shareholders	Shares Owned	Common Shares

Philips	3,300,987,024	12.78%
National Development Fund(1)	1,629,084,227	6.31%
Capital Research and Management Company(2)	2,262,904,040	8.76%
Directors and executive officers as a group(3)	239,322,256	0.93%

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)	According to the Schedule 13G of Capital Research and Management Corporation (“CRMC”) filed with the SEC on February 12, 2007, CRMC beneficially owned 2,262,904,040 common shares as of February 6, 2007. According to this Schedule 13G, CRMC is an investment adviser registered under the Investment Advisers Act of 1940. We do not have further information with respect to CRMC’s ownership in us subsequent to CRMC’s Schedule 13G filed on February 12, 2007.

(3)	Excludes ownership of the National Development Fund.
       Of our eight directors, one is a representative of the National Development Fund. Following the resignation of Mr. J.C. Lobbezoo on March 9, 2007, Philips no longer has any representative on our board of directors. Philips and the National Development Fund could each be deemed under the U.S. securities laws to be a controlling shareholder.
       In July 2003, the National Development Fund sold 86,457,200 ADSs, representing 432,286,000 common shares, in August 2005, the National Development Fund sold an additional 41,091,000 ADSs, representing 205,455,000 common shares, and in September 2005, the National Development Fund sold an additional 3,081,500 ADSs, representing 15,407,500 common shares. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In November 2003, Philips sold 100,000,000 ADSs, representing 500,000,000 common shares. In August 2005, Philips sold 105,602,000 ADSs, representing 528,010,000 common shares, and in September 2005, Philips sold an additional 7,919,000 ADSs, representing 39,595,000 common shares. Further, on March 9, 2007, we and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in us. Specifically, the announced plan contemplates that Philips intends to divest its current shareholding in us through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in share buy-backs conducted by us in the period beginning in 2007 and ending in 2010. The plan’s initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan. As a result of such disposition, Philips owned 12.78% of our outstanding equity securities as of March 12, 2007. Further, the plan’s contemplated second step is a sale in 2007, subject to receipt of all regulatory approvals and market conditions, by Philips in a public offering registered with the U.S. Securities and Exchange Commission of up to approximately US$2.50 billion worth of our common shares in the form of ADSs. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips’ shareholding in TSMC. In addition, under the plan’s third step, we currently contemplate to conduct in 2007, subject to the approval by our board of directors, a tender offer to repurchase, and subsequently cancel, up to approximately US$1.50 billion worth of our common shares and we currently understand that Philips intends to participate and sell its shares to us in such share repurchase. Lastly, the plan’s fourth step calls for us to conduct, subject to us maintaining our current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010, in which Philips has informed us that it intends to tender its remaining common shares held in us at such time. For further details about the above disposition plan, please refer to “Risk Factors — Risks relating to Ownership of ADSs — The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders”. While we hope to continue to work with Philips to implement the above plan to facilitate the contemplated disposals by Philips of its equity interests in us in a way that minimizes, to the extent possible, any adverse impact on us and the market price of our ADSs and common shares, there is no written agreement between us and Philips in respect of the above plan and no assurances can be given as to the timing and potential impact of the implementation of such plan or any other method of disposal by Philips.
       As of March 31, 2007, a total of 25,832,959,219 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of March 31, 2007, common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2007, 888,739,639 ADSs, representing 4,443,698,206 common shares, were held of record by Cede & Co. and 284 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
       Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights” in our annual report on Form 20-F for the year ended December 31, 2006, incorporated by reference in this prospectus.
       We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

SELLING SHAREHOLDER
       All of the ADSs being offered in this offering are being offered by Philips. As of March 31, 2007, Philips held an aggregate of 3,300,987,024 of our common shares, representing 12.78% of the total common shares outstanding. Following this offering, Philips will own an aggregate of 2,100,987,024 of our common shares, representing 8.13% of the total common shares outstanding. The table below sets forth the beneficial ownership of our common shares by Philips prior to this offering and after giving effect to the sale of all of the ADSs offered in this offering.

Before this Offering
		(as of March 31, 2007)		After this Offering

			Percentage of		Percentage of
			Total		Total
		Number of	Outstanding	Number of	Outstanding
		Common	Common	Common	Common
Name	Status/Position	Shares	Shares	Shares	Shares

Philips	Founding Shareholder	3,300,987,024	12.78%	2,100,987,024	8.13%
       In 2004, Philips had two representatives on our board of directors. Following the resignation of Mr. J.C. Lobbezoo on March 9, 2007, Philips no longer has any representatives on our board of directors. For the history of Philips’ sales of common shares or ADSs and its plan to divest its current shareholding in us, please see “Major Shareholders”.
       For more information on the nature of any position or other material relationship we have had with Philips, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Koninklijke Philips Electronics N.V. and its Affiliates (“Philips”)” in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus.
       The principal executive offices of Philips are located at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands.

FORWARD-LOOKING STATEMENTS
       This prospectus and the documents incorporated by reference in this prospectus contain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this prospectus and the documents incorporated by reference in this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Please note that the act of incorporating a prior forward-looking statement (located in a document incorporated by reference in this prospectus) does not constitute an updating or reaffirmation of such forward-looking statement.
       By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor and microelectronics industry;

•	overcapacity in the semiconductor industry;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to develop new technologies successfully and remain a technological leader;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and maintain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet customer demand;

•	our reliance on certain major customers;

•	the political stability of our local region; and

•	general local and global economic conditions.
       Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in the PRC, expectations as to the commencement of commercial production using 65-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
       Citibank, N.A. is the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. Taipei Branch, located at B1, No. 16, Nanking E. Road, Section 4, Taipei, Taiwan, Republic of China.
       We have appointed Citibank as depositary bank pursuant to an amended and restated deposit agreement, dated November 30, 2005, entered into among us, Citibank and the holders and owners of beneficial interests in our ADSs. A copy of the amended and restated deposit agreement is on file with the SEC under cover of the registration statement on Form F-6 filed with the SEC on May 8, 2007. You may obtain a copy of that registration statement that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.
       We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement. Statements printed in italics in this description are provided for your information, but are not contained in the deposit agreement.
       Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADSs but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As a holder of ADSs, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of China, which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”, when we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time.
Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the deposit agreement. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

       Distributions of Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by applicable laws and regulations.
       The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
       Distributions of Shares. Subject to applicable laws, whenever we declare a dividend in or make a free distribution of common shares for the securities on deposit with the custodian, the depositary bank may, and will upon our request, distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. If additional ADSs are not distributed, the ADS-to-common share ratio will be modified subject to applicable R.O.C. law, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited.
       The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.
       No such distribution of new ADSs or modification of the ADS-to-common share ratio will be made if it would violate a law (i.e., the U.S. securities laws). If the depositary bank does not distribute new ADSs or modify the ADS-to-common share ratio as described above, it is expected to use its best efforts to sell the common shares received and would distribute the proceeds of the sales as in the case of a distribution in cash.
       Distributions of Rights. Subject to applicable laws, whenever we distribute rights to purchase additional common shares, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (including opinions to address the legality of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.
       In circumstances in which rights would not otherwise be distributed, if you request the distribution of warrants or other instruments in order to exercise the rights allocable to your ADSs, the depositary bank will make such rights available to you as allowed by applicable law upon written notice from us. Our notice to the depositary bank must indicate that:

•	we have elected in our sole discretion to permit the rights to be exercised; and

•	you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.
       The depositary bank may sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be allocated to the account of the holders otherwise entitled to the rights. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

       Other Distributions. Subject to applicable laws, whenever we distribute property other than cash, common shares or rights in respect of the deposited securities, the depositary bank will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the depositary bank will distribute the property to the holders in a manner it deems practicable. If the depositary bank considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.
       Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
Changes Affecting Common Shares
       The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of such common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you in cash.
Issuance of ADSs upon Deposit of Common Shares
       Under current R.O.C. law, no deposit of common shares may be made into the depositary facility, and no ADSs may be issued against such deposits, without specific approval by the R.O.C. Financial Supervisory Commission, except in connection with (i) dividends on or free distributions of common shares, (ii) the exercise by holders of existing ADSs of their pre-emptive rights in connection with rights offerings or (iii) if permitted under the deposit agreement and the custodian agreement, the deposit of common shares purchased by any person directly or through the depositary bank on the Taiwan Stock Exchange or GreTai Securities Market (as applicable) or held by such person for deposit in the depositary facility; provided that the total number of ADSs outstanding after an issuance described in clause (iii) above does not exceed the number of issued ADSs previously approved by the R.O.C. Financial Supervisory Commission (plus any ADSs created pursuant to clauses (i) and (ii) above) and subject to any adjustment in the number of common shares represented by each ADS. Under current R.O.C. law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and the underlying shares have been withdrawn from the ADR facility. The depositary bank will refuse to accept common shares for deposit pursuant to clause (iii) unless it receives satisfactory legal opinions as described in the deposit agreement. In addition, the depositary bank may, or if so directed by us, will, refuse to accept common shares for deposit whenever we have notified the depositary bank that (i) there are outstanding common shares with rights, including rights to dividends, that are different from the common shares held by the depositary bank, (ii) we have restricted the transfer of these common shares to comply with delivery, transfer or ownership restrictions referred to in the deposit agreement or under applicable law or otherwise or (iii) we have otherwise restricted the deposit of common shares pursuant to the deposit agreement.
       The depositary bank may create ADSs on your behalf if you or your broker deposits common shares with the custodian and meets the foregoing requirements. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable fees, charges and taxes payable for the transfer of the common shares to and the issuance and delivery of the ADSs by the depositary bank or custodian.
       The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
       When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights;

•	you are duly authorized to deposit the common shares; and

•	the common shares are not restricted securities and your deposit of common shares is not restricted by United States federal securities laws and does not violate the deposit agreement.
       If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Withdrawal of Common Shares Upon Cancellation of ADSs
       You may withdraw and hold the common shares represented by your ADSs unless you are a citizen of the PRC, or an entity organized under the laws of the PRC or request the depositary bank to sell the common shares represented by your ADSs. If you are a non-R.O.C. person and elect to withdraw common shares and hold the withdrawn common shares, you will be required to appoint a tax guarantor as well as an agent and a custodian in the R.O.C.
       In addition, if you are a non-R.O.C. person not having registered as a foreign investor and elect to withdraw and hold common shares from the depositary facility, you will be required to first register with the Taiwan Stock Exchange and then appoint a local agent to, among other things, open a general securities trading account with a local securities brokerage firm to hold or trade the withdrawn common shares. Offshore overseas Chinese and foreign individual investors are subject to a maximum investment ceiling that will be separately determined by the R.O.C. Financial Supervisory Commission after consultation with the Central Bank of the Republic of China (Taiwan). On the other hand, foreign institutional investors (i.e., companies incorporated and registered in accordance with foreign laws outside of the R.O.C. or their branches set up and recognized within the R.O.C.) are not subject to any ceiling for investment in the R.O.C. securities market.
       If you or someone on your behalf plans to withdraw common shares from the depositary facility, you would be the recipient of such common shares and (i) you are a related party to us (as defined in the R.O.C. Statements of Financial Accounting Standards No. 6) or (ii) you would be the beneficial owner of 10% or more of our issued common shares previously in the depositary facility, your withdrawal will be subject to R.O.C. governmental disclosure and reporting requirements.
       In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold any ADSs registered in your name, the depositary bank may ask you to provide proof of citizenship, residence, tax payer status, exchange control approval, payment of taxes and other governmental charges, compliance with applicable laws and regulations and certain other documents as the depositary bank may deem appropriate before it will effect any withdrawal of the common shares represented by such ADS. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn to or for the account of any person other than the person receiving the proceeds from the sale of ADSs, such evidence may include the disclosure of:

•	your name;

•	the name and nationality (and the identity number, if such person is an R.O.C. citizen) of any person in whose name the common shares you are withdrawing will be registered;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of the depositary facility; and

•	any other information that we or the depositary bank may deem necessary or desirable to comply with any R.O.C. disclosure or reporting requirements.
       The depositary bank will only accept ADSs for cancellation that represent a whole number of common shares on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.
       You will have the right to withdraw the securities represented by your ADSs at any time subject to the requirements listed above and:

•	temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting, a payment of dividends or rights offering;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
       You may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable R.O.C. law. Please see “Risk Factors — Risks Relating to Ownership of ADSs — Your voting rights as a holder of ADSs will be limited”.
       Except as described below, you will not be able to exercise the voting rights attaching to the common shares represented by your ADSs on an individual basis. According to the R.O.C. Company Law, a shareholder’s voting rights attached to shareholdings in an R.O.C. company must, as to all matters subject to a vote of shareholders (other than the election of directors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors, if such election is done by means of cumulative voting. Directors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.
       In the deposit agreement, you will appoint the depositary bank as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.
       We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors to be elected if an election of directors is to be held at the meeting. The depositary bank has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank. Additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by us and after the depositary bank has mailed the voting instruction form to you. If such change were to occur, the depositary bank may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement, but shall not exercise any discretion regarding your voting rights, and if the depositary bank elects to develop such procedures, it has agreed to do so in a manner so as to give effect, to the extent practicable, to the instructions received from the holders.
       Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary bank to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors), the depositary bank will notify the instructions to the chairman of our board of directors or a person he may designate. The depositary bank will appoint the chairman or his designated person to serve as the voting representative of the depositary bank or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.
       If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors done by means of cumulative voting), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of R.O.C. counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under R.O.C. law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable R.O.C. law.

       The depositary bank will notify the voting representative of the instructions for the election of directors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.
       By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable R.O.C. law.
       There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary bank for receipt of instructions to enable you to give voting instructions before the cutoff date.
       Moreover, in accordance with the deposit agreement, as further amended and restated as of November 30, 2005 and pursuant to R.O.C. Company Law, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the depositary bank at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K submitted to the Securities Exchange Commission prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.

Fees and Charges
       As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs upon deposit of Eligible Securities	Up to 5¢ per ADS issued
Delivery of deposited securities, property and cash upon surrender of ADSs	Up to 5¢ per ADS surrendered
Distribution of ADSs pursuant to exercise of rights or other free distribution of stock (excluding stock dividends)	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held
       As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges, such as:

•	Fees for the transfer, custody and registration of common shares (i.e., upon deposit, transfer and withdrawal of common shares);

•	Expenses incurred for converting foreign currency into U.S. dollars and in compliance with exchange control regulations;

•	Expenses for cable, telex and fax transmissions and for delivery of securities; and

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).
       We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. Any change will apply to you 30 days after the depositary bank provides notice of such changes.
Amendments and Termination
       We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).
       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except to comply with applicable law).
       We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 60 days before termination.
       Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those common shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•	after the expiration of the six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of the Depositary Bank
       The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the ADSs and the deposit agreement.
       The depositary bank will maintain in The City of New York facilities to record and process the execution and delivery, registration, registration of transfers and surrender of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability to monitor or enforce our obligations under the deposit agreement, including our obligation to replace the certificate of payment in respect of common shares.

•	We and the depositary bank will not be obligated to perform any act that is not set forth in the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to that holder.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions
       The depositary bank may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions. We have been advised by the depositary that under its current policy, by reason of existing R.O.C. legal and regulatory limitations applicable to depositary receipt programs, it does not permit any pre-release transactions in respect of our ADSs.
Taxes
       You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.
       The depositary bank may refuse to transfer ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. You may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations.
       Although in certain circumstances R.O.C. income tax imposed on certain stock dividends distributed by us may be deferred until the sale or other disposition of such stock dividends, the depositary bank will elect to waive the deferral of income tax on such stock dividends.
Foreign Currency Conversion
       Subject to R.O.C. law, the depositary bank may arrange for the conversion of all foreign currency received into U.S. dollars only if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
       If the conversion of foreign currency is not reasonably practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency and distribute the U.S. dollars to the holders for whom the conversion and distribution is permissible;

•	distribute the foreign currency to holders entitled to the distribution; or

•	hold the foreign currency (without liability for interest) for the applicable holders.
The Custodian
       The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of the R.O.C. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will give you written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary bank.
Governing Law
       The deposit agreement is governed by the laws of the State of New York. With respect to the authorization of the deposit agreement by us, such authorization shall be governed by the laws of the R.O.C. We and the depositary bank have agreed that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We have also submitted to the jurisdiction of such courts for such purpose only and have appointed an agent for service of process in the City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE
       Upon completion of this offering, the 240,000,000 ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates,” as such term is defined in Rule 144 under the Securities Act.
       The underwriting agreement does not impose any restrictions on the ability of Philips or us to offer, sell, contract to sell or otherwise dispose of any common shares or depositary shares representing our common shares.
       Additional common shares may be sold in ADS form as part of our conversion sale program, which was adopted in May 1999 and which may be amended from time to time. The purpose of this program is to enable sales of common shares in ADS form by certain of our long-term common shareholders in a gradual and coordinated fashion. Any of our shareholders, excluding our affiliates, who are holding at least 0.02% of our outstanding common shares as of the relevant announcement date and have held such shares for at least one year as of that date are eligible to file an application to sell no more than 0.5% of our outstanding shares during any three-month period. We do not recommend or promote the sale of our shares by our shareholders. Each transaction under the conversion sale program is subject to the approval of our board of directors, the approvals of certain R.O.C. and U.S. regulatory authorities and stock exchanges and market conditions. Eligible shareholders who have submitted a written application to participate in the program, whether or not required regulatory approvals are granted or whether or not any sales are made, must pay, on a pro rata basis, all fees and expenses incurred by us, the administrative agent, advisors and trade facilitator in connection with the program.
FOREIGN INVESTMENT IN THE R.O.C.
       The information set forth in “Item 10. Additional Information — Foreign Investment in the R.O.C.” of our annual report on Form 20-F for the year ended December 31, 2006, is incorporated by reference in this prospectus.
EXCHANGE CONTROLS IN THE R.O.C.
       The information set forth in “Item 10. Additional Information — Exchange Controls in the R.O.C.” of our annual report on Form 20-F for the year ended December 31, 2006, is incorporated by reference in this prospectus.

TAXATION
R.O.C. Taxation
       For a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs or common shares, please refer to “Item 10. Additional Information — Taxation — R.O.C. Taxation” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus.
United States Federal Income Taxation
       Dividends we pay with respect to common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs upon which the dividend is paid are readily tradable on an established securities market in the United States.
Information Reporting and Backup Withholding
       U.S. holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the U.S. on common shares or ADSs, and on the gross proceeds from disposing of common shares or ADSs. U.S. holders are also generally subject to backup withholding (currently 28%) on dividends paid in the U.S. on common shares or ADSs, and on the gross proceeds from disposing of common shares or ADSs, unless the U.S. holder provides an IRS Form W-9 establishing an exemption or is otherwise exempt from backup withholding. In certain circumstances, information reporting and backup withholding may apply to dividends or to gross proceeds paid outside the United States through a broker or paying agent with certain connections to the United States.
       The amount of any backup withholding may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, and may entitle such U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.
       For more information on the principal U.S. tax consequences of the ownership and disposition of ADSs or common shares, please refer to “Item 10. Additional Information — Taxation — United States Federal Income Taxation” included in our annual report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES
       We are a company limited by shares and incorporated under the R.O.C. Company Law. Most of our directors and executive officers and some of the experts named in this prospectus are residents of the R.O.C. and a substantial portion of our assets and our directors or executive officers are located in the R.O.C. As a result, it may be difficult or may not be possible for investors to effect service of process upon us or our directors or executive officers within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our R.O.C. counsel, Lee and Li, that in their opinion any final judgment obtained against us in any court other than the courts of the R.O.C. in respect of any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the R.O.C. without further review of the merits only if the court of the R.O.C. in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the R.O.C.;

•	the judgment and the court procedures resulting in the judgment are not contrary to the public order or good morals of the R.O.C.;

•	if the judgment was rendered by default by the court rendering the judgment, (x) we were duly served within a reasonable period of time within the jurisdiction of that court in accordance with the laws and regulations of such jurisdiction, or (y) process was served on us with judicial assistance of the R.O.C.; and

•	judgments of the courts of the R.O.C. are recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.
       A party seeking to enforce a foreign judgment in the R.O.C. would be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the remittance out of the R.O.C. of any amounts recovered in respect of a judgment denominated in a currency other than NT dollars.
VALIDITY OF SECURITIES
       The validity of the ADSs is being passed upon for Philips by Sullivan & Cromwell LLP, for us by Weil, Gotshal & Manges LLP and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the common shares is being passed upon for Philips by Lee and Li, Taipei, Taiwan, R.O.C., for us by Lee and Li, Taipei, Taiwan, R.O.C., and for the underwriters by Tsar & Tsai, Taipei, Taiwan, R.O.C.
EXPERTS
       The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports (which reports express (1) an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs relating to the reconciliation to U.S. GAAP and the convenience translation of NT dollar amounts into U.S. dollar amounts, (2) an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
       The office of Deloitte & Touche is located at 12th Floor, 156 Min Sheng East Road, Sec. 3, Taipei, Taiwan, R.O.C.

UNDERWRITING
       We, the selling shareholder and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered both within and outside the United States. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International and J.P. Morgan Securities Ltd., the joint bookrunners for this offering, are the representatives of the underwriters. The address of Goldman Sachs International is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.

Underwriters	Numbers of ADSs

Goldman Sachs International	96,000,000
J.P. Morgan Securities Ltd.	96,000,000
ABN AMRO Bank N.V., Hong Kong branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild	8,000,000
Banc of America Securities LLC	8,000,000
Citigroup Global Markets Limited	8,000,000
CLSA Limited	8,000,000
Credit Suisse Securities (USA) LLC	8,000,000
The Hongkong and Shanghai Banking Corporation Limited	8,000,000

Total	240,000,000

       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken.
       The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder.

Paid by the selling shareholder

Per ADS	US$0.1869
Total	US$44,856,000
       Total expenses for this offering are estimated to be approximately US$5.2 million, including depositary bank fees and expenses of approximately US$2.4 million, SEC registration fees of US$79,000, printing fees of approximately US$220,000, legal fees of approximately US$800,000 and accounting fees of approximately US$800,000. The underwriters have agreed to reimburse us for or pay on our behalf the fees and expenses we incur in connection with this offering, and they have also agreed to bear their own expenses and certain of the expenses of the selling shareholder in connection with the offering. The underwriters estimate that such fees and expenses reimbursed to or paid on behalf of us and the selling shareholder will be approximately US$2.1 million in the aggregate.
       ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.1121 per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.
       We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. J.P. Morgan Securities Ltd. is expected to make offers and sales in the United States through its selling agent, J.P. Morgan Securities Inc.
       The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares or ADSs as a part of the distribution of the shares and ADSs. The underwriters also have agreed that they may sell shares and ADSs among themselves.
       The underwriting agreement does not impose any restrictions on the ability of Philips or us to offer, sell, contract to sell or otherwise dispose of any common shares or depositary shares representing our common shares.
European Economic Area
       In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), from and including the date (the “relevant implementation date”) on which the Prospectus Directive is implemented in that relevant member state, no offer of the ADSs has been or will be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that offers of the ADSs may be made, with effect from and including the relevant implementation date, in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons, other than qualified investors as defined in the Prospectus Directive, subject to obtaining the prior consent of Goldman Sachs International for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that any such legal or natural person (a “Permitted Investor”) is acquiring such ADSs (i) for its own account and not with a view to the ADSs being resold or placed within any relevant member state other than to other Permitted Investors; (ii) for the account of other Permitted Investors, or (iii) for the account of other persons or entities for whom it makes investment decisions on a wholly discretionary basis and provided that no such offer of ADSs shall result in a requirement for the publication by the Issuer or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

United Kingdom
       Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Acts 2000 (the “FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.
       For restrictions concerning the distribution of this document in the UK, please see pages i and ii.
Hong Kong
       The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the ADSs are subscribed or purchased under Section 275 by a person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, in accordance with the conditions specified in Section 275 of the SFA as applicable; (2) where no consideration is given for the transfer; or (3) by operation of law.
Japan
       The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Italy
       Each underwriter has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the ADSs and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the ADSs may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the ADSs be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
       Each underwriter has represented and agreed that any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
       Any investor purchasing the ADSs in the offering is solely responsible for ensuring that any offer or resale of the ADSs it purchased in the offering occurs in compliance with applicable laws and regulations.
       This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
       Italy has only partially implemented the Prospectus Directive; the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

       Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.
France
       No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiersor by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the offering memorandum or any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.
       No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
       The ADSs may not be offered or sold, directly or indirectly, in the Republic of China.
       In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the ADSs or shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares or ADSs than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares and ADSs while the offering is in progress.
       The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased shares or ADSs sold by or for the account of that underwriter in stabilizing or covering short transactions.
       Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares or ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares or ADSs. As a result, the price of the shares or ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

       Certain of the underwriters or their affiliates may purchase ADSs and may have been allocated ADSs offered as part of the offering, at the initial price to public, for asset management and/or proprietary purposes. Such purchases in aggregate will account for less than 10% of the total amount of the offering.
       We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
       Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.
       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.
       A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may agree to allocate a number of ADSs for sale to its online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
       The underwriters have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Taiwan
Semiconductor Manufacturing
Company Limited
240,000,000
American Depositary Shares
Representing
1,200,000,000 Common Shares
Goldman Sachs International
JPMorgan

ABN AMRO Rothschild
Banc of America Securities LLC
Citi
CLSA Asia-Pacific Markets
Credit Suisse
HSBC